

Joseph Colasuonno · 3rd
Commercial Real Estate Developer
Allentown, Pennsylvania, United States · 342 connections ·
Contact info

 HOONCO
Boston College

Experience



Co-Founder
HOONCO
Feb 2021 – Present · 1 mo
Allentown, Pennsylvania, United States



Principal
Cola Realty, LLC
Aug 2010 – Present · 10 yrs 7 mos
Allentown, Pennsylvania Area

Cola Realty is a real estate investment company specializing the acquisition, renovation, and management of distressed multifamily residential assets.

Education



Boston College
BA, Mathematics, Chemistry
2003 – 2007



University of Medicine and Dentistry of New Jersey
Masters, Biomedical Science
2007 – 2009

Skills & endorsements

Investment Properties · 2
Nick Scardelli and 1 connection have given endorsements for this skill

Real Estate Transactions · 2
Nick Scardelli and 1 connection have given endorsements for this skill

Real Estate · 2
Nick Scardelli and 1 connection have given endorsements for this skill

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Interests



Boston College
164,175 followers



University of Medicine and Dentistry of N
9,695 followers



HOONCO
42 followers